October 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Modular Medical, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed on October 8, 2019
File No. 333-232377

Dear Mr. Jones:

Modular Medical, Inc. (the “Company”) hereby submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated October 17, 2019 (the “Comment Letter”) relating to the above-referenced Amendment No.2 to Registration Statement on Form S-1 dated October 8, 2019 (the “Registration Statement”).

Set forth below in bold are the Staff’s comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Pre-Commercialization Steps, page 3

1.	We note your disclosure that you expect that the pre-submission conference with the FDA will be conducted near the end of the third quarter of 2019. Please update your disclosure and include any material reasons for any delay.

To comply with the Staff’s request, the Company has revised the above noted disclosure referenced by the Staff in the “Prospectus Summary – Pre-Commercialization Steps” and in the “Business – Governmental Regulations” sections of the prospectus to read as follows:

“We currently expect that such conference will be conducted during the fourth quarter of 2019.”

The Company has tentatively scheduled a pre-submission conference with Courtney Lias, Director, Division of Chemistry and Toxicology Devices of the FDA, for November 15, 2019. The Company, however, respectfully submits to the Staff that, because such conference date is tentative and not final, the Company, to ensure compliance with its disclosure obligations, has not disclosed in the prospectus the tentative scheduled date of the conference. Rather, the Company has disclosed on pages 3 and 32 that it currently believes such conference will occur in the fourth quarter of 2019. The Company hereby informs the Staff that the reason that its pre-submission conference with the FDA did not occur in the third quarter of 2019 was that the Company wanted to continue working on its 510(k) application to make sure it narrowed down any issues and questions that it would want to discuss with the FDA at the pre-submission conference in order to optimize its time with the FDA. The Company further informs the Staff that no material event or circumstance has occurred or has become known to the Company that caused the Company to delay its conference date. Additionally, the Company does not believe that the change in the timing of such conference will change the timing of the Company’s 510(k) submission to the FDA.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

Government Regulations, page 32

2.	We note your response to prior comment 2; however, where you attribute statements in your prospectus to your consultants as you do here and on page 2, the consultants’ consent should be filed as an exhibit to your registration statement.

As indicated in response 2 of the Company’s October 8, 2019 response letter to the Staff, the Company does not believe any of its consultants are “experts” as that term is defined in Section 7 of the Securities Act, which would require their consents to be filed as exhibits to the Registration Statement pursuant to Rule 436 of the Securities Act. However, the Company understands and acknowledges the Staff’s comment 2 in its Comment Letter and, in response thereto, the Company has removed statements in the prospectus attributable to the Company’s consultants (including Susan Finneran and Kirk Brote) to avoid giving a reader the impression that such statements are attributable to an “expert.”

Please contact either me or our outside counsel copied hereon, Lawrence Nusbaum and Howard Mulligan of Gusrae Kaplan Nusbaum PLLC, at 212-269-1400, with any questions that you may have.

The Company hereby respectfully submits this letter as of the date first above written.

Very truly yours,

/s/ Paul DiPerna
Paul DiPerna
Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

CC: Lawrence G. Nusbaum, Esq.
Howard F. Mulligan, Esq.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com